UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ◻	No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ◻	No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻	No ⌧

On June 10, 2021, Itaú Corpbanca (the “Bank”) published on its website the English translation of the Bank’s unaudited interim consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020. (the “Interim Consolidated Financial Statements”), which are attached hereto as Exhibit 99.1.

This financial information has been prepared in accordance with Chilean accounting principles or Chilean Bank GAAP as issued by the Chilean Commission for the Financial Market (or "CMF").  CMF regulations provide that for those matters not specifically regulated by the CMF, the Bank’s consolidated financial statements prepared under Chilean Bank GAAP should follow the accounting principles established by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) . Should any discrepancies arise between IFRS and the accounting criteria issued by the CMF (Compendium of Accounting Standards), the latter shall prevail.  As a consequence, the standards used to prepare the Bank’s Interim Consolidated Financial Statements furnished herewith differ from the standards used to prepare the Bank’s consolidated financial statements included in the Bank’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2021, the latter of which were prepared under IFRS as issued by the IASB.

In order to facilitate the review of the Interim Consolidated Financial Statements by investors, the Bank has prepared a reconciling note under Item 17 of Form 20-F between IFRS as issued by the IASB and Chilean Bank GAAP, relating to the accounting standards applied to the Bank’s consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, 2019 and 2018, which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of Itaú Corpbanca’s unaudited interim consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020.
99.2

Reconciling note under Item 17 of Form 20-F between IFRS and Chilean Banking GAAP relating to the accounting standards applied to the Bank’s consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, 2019 and 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristian Toro Cañas
Name:	Cristian Toro Cañas
Title:	General Counsel

Date: June 14, 2021.